

December 14, 2010

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. James L. Mandel
Chief Executive Officer
Multiband Corporation
9449 Science Center Drive
New Hope, MN 55428

  Re: Multiband Corporation
     Registration Statement on Form S-4
     Filed December 5, 2007
     File No. 333-147846

Dear Mr. Mandel:

  It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

  If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

  You may contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 with any questions.

       Sincerely,

       s/ Kate Beukenkamp for

       Larry Spirgel
       Assistant Director

cc: Via facsimile to (763) 504-3060
   Steven M. Bell, Esq.
    General Counsel